Filed Pursuant to Rule 433
Registration No. 333-145894
September 6, 2007
Starwood Hotels & Resorts Worldwide, Inc.
Pricing Term Sheet

Issuer:	Starwood Hotels & Resorts Worldwide, Inc.
Size:	$400,000,000
Maturity:	February 15, 2013
Coupon:	6.25%
Price:	99.888% of face amount
Yield to maturity:	6.276%
Spread to Benchmark Treasury:	2.070%
Benchmark Treasury:	4.125% due August 31, 2012
Benchmark Treasury Yield:	99-20+/4.206%
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2008
Record Dates:	February 1 and August 1
Redemption Provisions:
Make-whole call	At any time at a discount rate of Treasury plus 35 basis points
Settlement:	T+ 5; September 13, 2007
CUSIP:	85590A AK0
Ratings:	Baa3 (stable)/BBB- (stable)/BBB- (stable)
Joint Book-Running Managers:	J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated (37.5% each)
Senior Co-Managers:	Banc of America Securities LLC, Calyon Securities (USA) Inc., Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (3.75% each)
Junior Co-Managers:	Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Greenwich Capital Markets, Inc., Scotia Capital (USA) Inc. and Wachovia Markets LLC (2.0% each)
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. at 1-212-834-4533 or Morgan Stanley & Co. Incorporated at 1-866-718-1649.